                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                        (Dollars in Thousands)


                                                                   Year Ended December 31,
                                            ----------------------------------------------------------------------
                                                2000             1999          1998          1997         1996
                                            -------------   --------------  -----------   -----------  -----------
Income before extraordinary item            $    141,816    $      142,179  $   112,410   $   105,709  $   116,187
                                            ------------    --------------  -----------   -----------  -----------

Income taxes                                      81,510            95,321       72,276        72,155       78,340
                                            ------------    --------------  -----------   -----------  -----------

Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                                   77,178            77,790       81,132        78,350       69,329
     Other interest                                7,512             6,117        9,328        12,835       12,516
     Preferred dividend require-
        ments of a subsidiary
        trust                                      5,687             5,687        5,688         5,687        1,390
                                            ------------    --------------  -----------   -----------  -----------
Total fixed charges                               90,377            89,594       96,148        96,872       83,235
                                            ------------    --------------  -----------   -----------  -----------

Nonutility capitalized interest                      -                  -           -            (208)        (311)
                                            ------------    --------------  -----------   -----------  -----------

Earnings before extraordinary
     item, income taxes, and
     fixed charges                          $    313,703    $      327,094  $   280,834   $   274,528  $   277,451
                                            ============    ==============  ===========   ===========  ===========

Ratio of earnings to fixed charges                  3.47              3.65         2.92          2.83         3.33

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.